SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 7, 2010

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act
        (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act
        (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the
        Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the
        Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events

Scott's Liquid Gold-Inc. has determined that it will not hold a 2010
Annual Meeting of shareholders as part of its efforts to reduce expenses
and conserve cash. The Company's directors will continue to serve in
their roles without an annual meeting on their election. The Company
has filed an Annual Report on Form 10-K for the year ended December 31,
2009. The Form 10-K Report has been used in past years as the Company's
annual report to shareholders. The Company will file an amendment to its
Form 10-K Report for the year ended December 31, 2009 with information
that would otherwise be contained in a proxy statement for an annual
meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

                                   SCOTT'S LIQUID GOLD-INC.
                                   (Registrant)

Date: April 9, 2010   /s/ Brian L. Boberick

                                   By: Brian L. Boberick
                                   Chief Financial Officer and
                                   Treasurer